Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: July 2002

Commission File Number 1-14992

CORUS ENTERTAINMENT INC.
(Name of Registrant)

181 Bay Street
Suite 1630
Toronto, Ontario
M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By: Tom Peddie

Name: Thomas C. Peddie
Title: Senior Vice President & CFO

Date: July 29, 2002

EXHIBIT INDEX

Third Quarter Report to Shareholders

HIGHLIGHTS

(thousands of Canadian dollars except per share data) (unaudited)	Three months ended May 31 2002	Three months ended May 31 2001 (restated)	Nine months ended May 31 2002	Nine months ended May 31 2001 (restated)
Revenues	**149,402**	138,031	**487,043**	390,244
Income before depreciation, amortization, interest, other and income taxes ("EBITDA")	**38,396**	30,197	**113,622**	92,222
Net income	**463**	103,373	**23,840**	130,068
Per share basic	**$0.01**	2.43	**$0.56**	$3.16
Per share diluted	**$0.01**	2.41	**$0.56**	$3.14
Cash flow derived from operations	**51,081**	25,817	**157,948**	101,255
Per share basic	**$1.20**	$0.61	**$3.71**	$2.46
Per share diluted	**$1.19**	$0.60	**$3.69**	$2.44
Weighted average number of Class A voting And Class B non-voting shares (thousands)				
Basic	**42,635**	42,602	**42,617**	41,181
Diluted	**43,034**	42,859	**42,853**	41,483

Significant Events in the Quarter

- On March 4, 2002, Corus announced the sale of Klutz to Scholastic Inc. for approximately US$43 million in cash plus a three-year earn-out based on revenue. The transaction was completed April 8, 2002.
- On March 6, 2002, Corus announced that its women's specialty network (WTN) would be re-launched on April 15, 2002 and rebranded, *W.* The program schedule would be strengthened, including the exclusive cable rights for *Ally McBeal*, and for the first time, a dual feed of its broadcast signal was added to better serve Western Canadian viewers.
- On March 7, 2002, Corus announced that it issued US$375 million aggregate principal amount of 8 ¾% senior subordinated notes due 2012 at a price of 99.186% of their aggregate principal amount. The net proceeds of the offering were used to repay existing bank debt.
- On March 13, 2002, Nelvana announced that two of its productions, *Braceface* and *Rolie Polie Olie*, had been nominated for Daytime Emmy Awards
- On March 25, 2002, Nelvana landed their new animated series, *Max & Ruby* on Nickelodeon, the #1 network for kids in the United States. The program will debut in the fall.
- On April 2, 2002, Nelvana announced that *John Callahan's Pelswick* would make its network debut this fall on CBS. The show will premiere on network television as part of the new Nick on CBS Saturday morning kids block.
- On April 2, 2002 Corus disposed of one million non-voting shares of Astral for $50.5 million. The proceeds were used to repay the securitized borrowing in full.
- On April 16, 2002, Nelvana announced that *Medabots*, the animated techno-adventure series, would be stripped Monday through Friday on ABC Family in the United States.
- On April 16, 2002, Walt Disney Television International acquired season six of Nelvana's Emmy-winning series *Rolie Polie Olie*, a movie-length special and two additional movies, *Rolie Polie Olie: The Great Defender of Fun* and *The Santa Claus Brothers.*

- On May 1, 2002, Corus announced the launch of Max Trax, a digital music subscription service available to homes in Canada through cable and satellite. Max Trax replaces DMX Music, a residential audio service to residential customers.
- On May 17, 2002, Corus announced that it had acquired a 50% interest in The Locomotion Channel, an action-oriented animation pay television service targeting young adults aged 18-35 available in over 27 countries and seven million homes throughout Latin America and Iberia (Spain and Portugal). The service will be operated in partnership with Hearst Corporation.
- Effective May 31, 2002, Corus completed the sale of Viewer's Choice.

Significant Events Subsequent to the Quarter

- On June 11, 2002, Corus announced the first projects to receive financial support from its Women's Programming Fund (WPF), which was created to support the production of exceptional programming for Canadian women.
- On June 13, 2002, Corus and the Canadian Film and Television Production Association (CFTPA) announced the winners of the first Corus Entertainment Young Filmmaker's Initiative, a new program for young and aspiring Canadian filmmakers.
- On July 9, 2002 , Nelvana announced a strategic reorganization of its Production Department to create a more flexible and team-based production model. The reorganization resulted in approximately 65 positions being eliminated.
- On July 11, 2002, Corus Radio announced that its Vancouver a.m. station CJNW AM would re-launch as MOJO Radio - The All New AM 730 in August, filling a void in the Vancouver radio market by providing a talk radio station aimed directly at men and built on the successful launch of the same format in Toronto last year.

Three-Point Plan

In October, 2001, we announced our three-point plan for fiscal 2002:

- Reduce debt by $100 - $150 million
- Accelerate our pace to achieve operating margins of 30%
- Focus on consolidating our core assets

We have continued to make significant progress on this plan. First of all in terms of debt, we will achieve our target of reducing debt by the end of the fiscal year through approximately $231 million generated from the divestiture of our interests in The Comedy Network, Astral Media Inc. shares, Klutz and Viewer's Choice. Secondly in terms of operating margins, we restructured and reduced our workforce by approximately 320 positions in the first quarter, generating annualized savings of approximately $10-$15 million. As well, we have made other operational changes to improve our ad sales effectiveness including the reorganization and consolidation of our radio and television operations in Oshawa, Kingston and Peterborough. We also moved aggressively to centralize a number of functions in the Company such as finance, human resources, business affairs and communications to take advantage of the synergies possible from the acquisitions of various companies over the past two years. As a result, our overall margin improved from 22% in third quarter fiscal 2001 to 26% in third quarter fiscal 2002 and both our Television and Radio divisions exceeded the 30% hurdle rate. Despite these improvements, there is a risk that we will not achieve our fiscal 2002 EBITDA target (adjusted for the sale of Klutz) of $165 million. The performance of our Content business has been below expectations and we have not been able to offset the decline in national radio sales during the first half of the year. We are now estimating EBITDA to be in the $155 million to $160 million range.

Management's Discussion and Analysis

The following should be read in conjunction with the Management Discussion and Analysis and Consolidated Financial Statements and the Notes thereto included in our August 31, 2001 Annual Report. All amounts are stated in Canadian Dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA) and pro forma information. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income is provided in the consolidated statements of income and retained earnings. EBITDA is calculated as net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income and retained earnings. These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company's operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity.

Pro forma information

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margin) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2001 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company's reportable business segments (Television, Radio and Content) for revenues and EBITDA – the measure of profitability reviewed by the chief operating decision maker of these divisions, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2001 or fiscal 2002.

Pro forma Results Reconciliation

The following table reconciles pro forma revenues and EBITDA for the third quarter and nine months ended May 31, 2001 to actual results as reported in the consolidated statement of income for the same periods and should be read in conjunction with the preceding comments on supplemental earnings measures:

	Three months ended May 31, 2001			
	As reported	Acquisitions	Dispositions	Pro forma
Revenues:				
Television	56,752	12,813	(1,845)	67,720
Radio	54,942	458	-	55,400
Content				
- Production	9,449	-	-	9,449
- Merchandising	1,105	-	-	1,105
- Publishing	15,783	-	(7,814)	7,969
Eliminations	-	-	-	-
	138,031	13,271	(9,659)	141,643
EBITDA: (1)				
Television	18,326	4,298	(197)	22,427
Radio	14,681	36	-	14,717
Content				
- Production	(19)	-	-	(19)
- Merchandising	69	-	-	69
- Publishing	(413)	-	264	(149)
Corporate	(2,474)	-	-	(2,474)
Eliminations	27	-	-	27
	30,197	4,334	67	34,598

	Nine months ended May 31, 2001			
	As reported	Acquisitions	Dispositions	Pro forma
Revenues:				
Television	172,229	26,080	(4,618)	193,691
Radio	136,834	16,984	-	153,818
Content				
- Production	47,905	26,188	-	74,093
- Merchandising	3,501	1,946	-	5,447
- Publishing	30,497	23,708	(7,814)	46,391
Eliminations	(722)	-	-	(722)
	390,244	94,906	(12,432)	472,718
EBITDA: (1)				
Television	56,834	8,449	(1,192)	64,091
Radio	34,211	59	-	34,270
Content				
- Production	6,432	3,927	-	10,359
- Merchandising	895	(684)	-	211
- Publishing	478	5,072	264	5,814
Corporate	(6,142)	-	-	(6,142)
Eliminations	(486)	-	-	(486)
	92,222	16,823	(928)	108,117

(1) EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation.

Fiscal 2002 Acquisitions/Divestitures

Corus is a Canadian-based media and entertainment company that has grown significantly both organically and through acquisitions. Corus competes in three sectors – Television, Radio, and Content with the following fiscal 2002 acquisitions/divestitures:

- On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network increasing its total interest to 29.9%. Subsequently on December 18, 2001, Corus disposed of its 29.9% stake to CTV Inc. for $36 million.
- On November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20%.
- On November 20, 2001, Corus completed its acquisition of The Women's Television Network (WTN).
- On January 4, 2002, Corus acquired all of the outstanding shares of Tri-Co Broadcasting Limited, which owns and operates three radio stations in Cornwall, Ontario.
- On March 1, 2002, Corus completed the exchange of its interest in the commercial digital music business to DMX Music Inc. for 100% ownership of its residential music business in Canada.
- On April 8, 2002, Corus completed the sale of its 100% interest in Klutz.
- Effective May 31, 2002, Corus completed the sale of its 100% interest in Viewers Choice.

Overview of Consolidated Results

Corus delivered solid revenue and strong EBITDA growth in the third quarter in both radio and television. The Television division enjoyed strong growth in both advertising and subscriber revenues. The Radio division held its strong position in Western Canada and enjoyed strong results in Ontario Radio. Radio operating margins were up as a result of cost saving initiatives introduced in the first quarter. Content results reflect the restructuring of its output deal with *RTV Family Entertainment AG* and generally weak market conditions in Germany as well as margin pressure due to the global ad downturn.

Net income for the third quarter fiscal 2002 was $0.5 million, down from $103.4 million last year, primarily as a result of higher gains from investments and future tax recovery in the prior year.

Third Quarter Results

Revenues

Revenues for third quarter fiscal 2002 were $149.4 million, up 8% from $138.0 million last year. The growth in revenues was attributable to both acquisitions and organic growth. On a pro forma basis, consolidated revenues were up 5% over the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for third quarter fiscal 2002 were $111.0 million, up 3% from $107.8 million in the prior year. On a pro forma basis, operating, general and administrative expenses were up 4% primarily as a result of increased programming expense due to the re-launch of our Premium Television business, Movie Central.

EBITDA

EBITDA for third quarter fiscal 2002 was $38.4 million, up 27% from $30.2 million last year. On a pro forma basis, EBITDA was up 11% over the prior year. Television and Radio achieved pro forma EBITDA growth of 3% and 17% respectively; however, pro forma EBITDA of our Content division was a loss of $1.2 million compared to a loss of $0.1 million in the prior year, reflecting an adjustment for lost sales in Germany from our customer *RTV Family Entertainment AG.* EBITDA as a percentage of revenues was 26% for the fiscal 2002 quarter compared to 22% in the prior year and 24% in the prior year on a pro forma basis.

Depreciation

Depreciation expense for third quarter fiscal 2002 was $6.8 million, up from $4.7 million last year. The increase was due to an increase in the capital asset base from acquisitions made in fiscal 2001 and 2002.

Amortization

Amortization expense for third quarter fiscal 2002 was $2.3 million, down from $14.4 million last year. The decrease was due to the fact that we no longer amortize broadcast licenses and goodwill as a result of our adoption of the new accounting standards for fiscal 2002.

Interest expense

Interest expense for third quarter fiscal 2002 was $16.4 million, up from $13.7 million last year, which reflects an increase in our long-term debt incurred to fund our acquisitions in fiscal 2001 and 2002, offset by lower interest rates in the current year. Our effective interest rate for the third quarter fiscal 2002 was 8%, consistent with the prior year.

Gain on sale of investments

The gain on sale of investments of $4.7 million in the third quarter fiscal 2002 is primarily the result of the disposal of our interests in Astral Media Inc. shares, Klutz and Viewer's Choice. The prior year includes a $100.6 million gain on the disposal of the Company's 50% interest in The Family Channel Inc.

Other (income) expense

Other income for third quarter fiscal 2002 was $1.4 million, up from an expense of $0.2 million last year due to higher foreign exchange gains in fiscal 2002.

Hedge Translation Loss

The hedge transaction loss of $17.6 million reflects the non-cash expense associated with unwinding U.S. $147 million of cross-currency interest rate swaps during the third quarter fiscal 2002 (see note 7).

Asset Write-downs

Asset write-downs of $8.4 million in the third quarter fiscal 2002 relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company's investment in Liberty Digital Inc. to net realizable value.

Income taxes

Income tax recovery for third quarter fiscal 2002 was $6.6 million, up from a $4.5 million income tax recovery last year. The third quarter fiscal 2002, reflects a benefit on the tax loss realized from the sale of Klutz; however, there was not a corresponding accounting loss in the quarter as the investment was written down in a prior period. The prior year included a $23 million future tax recovery which reflected a decrease in tax rates applicable to certain future tax assets and liabilities.

Equity earnings from investees

Equity earnings from investees for third quarter fiscal 2002 was $1.4 million, up from $0.6 million last year. The increase relates to the inclusion of an additional 20% interest in TELETOON acquired as part of the Nelvana acquisition in fiscal 2001, which we began recognizing on the equity basis in August 2001.

Net income

Net income for the third quarter fiscal 2002 was $0.5 million, down from $103.4 million last year. Earnings per share for third quarter fiscal 2002 was $0.01 basic ($0.01 diluted) compared with earnings per share of $2.43 basic ($2.41 diluted) last year. The results of the current quarter include, an after-tax gain of $10.8 million from the sale of Viewer's Choice, Klutz and Astral Media Inc. shares as well as an after-tax hedge transaction loss of $11.7 million from unwinding cross-currency interest rate swaps. The prior year included amortization of broadcast licenses and goodwill net of taxes of $11.3 million, an after-tax gain of $87 million from the sale of our 50% interest in the Family Channel Inc. and a future income tax recovery of $23 million. Excluding the above items, adjusted EPS for the third quarter fiscal 2002 would be $0.03/share compared to $0.11/share in the prior year.

Nine Months Year-to-Date

Revenues

Revenues for the nine-month period were $487.0 million, up 25% from $390.2 million last year. The growth in revenues was attributable to both acquisition and organic growth. On a pro forma basis, consolidated revenues were up 3% over the prior year, led by strong growth from the Television division.

Operating, general and administrative expenses

Operating, general and administrative expenses for the nine-month period were $373.4 million, up 25% from $298.0 million in the prior year. On a pro forma basis, operating, general and administrative expenses were up 2% as a result of increased revenues and programming expenses.

EBITDA

EBITDA for the nine-month period was $113.6 million, up 23% from $92.2 million last year. On a pro forma basis, EBITDA was up 5% over the prior year. Television and Radio achieved pro forma EBITDA growth of 6% and 10% respectively; however, Content was down 31%, on a pro forma basis, as a result of lower production and softness in the production business. EBITDA as a percentage of revenues for the nine months ended May 31, 2002 was 23% compared to 24% in the prior year and 23% in the prior year on a pro forma basis.

Depreciation

Depreciation expense for the nine-month period was $19.1 million, up from $12.9 million last year. The increase was due to an increase in the capital asset base from acquisitions made in fiscal 2001 and 2002.

Amortization

Amortization expense for the nine-month period was $5.0 million, down from $32.0 million last year. The decrease was due to the fact that we are not amortizing broadcast licenses and goodwill as a result of our adoption of the new accounting standards for fiscal 2002.

Interest expense

Interest expense for the nine-month period was $41.6 million, up from $33.5 million last year, which reflects an increase in our long-term debt incurred to fund our acquisitions in fiscal 2001 and 2002, offset by lower interest rates in the current year.

Gain on sale of investments

The net gain on sale of investments of $18.2 million in the nine-month period is the result of the disposal of our interests in The Comedy Network, Astral Media Inc. shares, Klutz and Viewer's Choice. The prior year includes a $101.4 million gain on the sale of our television station CHAU-TV and the interest in The Family Channel Inc.

Other (income) expense

Other income for the nine-month period was nil, down from $7.5 million last year primarily due to higher interest income from short-term investments earned in the first six months of fiscal 2001.

Dividend income from investees

Dividend income for the nine-month period was $0.3 million, down from $0.8 million last year.

Restructuring charges

In light of the current economic climate, we have taken proactive steps to reduce debt and improve operating margins by streamlining operations through workforce reductions and implementing cost control initiatives. Restructuring charges of $15.9 million were recorded in the first nine months, representing workforce reductions of approximately 320 positions, lease terminations and settlement of contracts relating to activities which will no longer be continued. Through these initiatives, the Company is estimating that it will capture annual cost savings of approximately $10 - $15 million.

Hedge Transaction Loss

The hedge transaction loss of $17.6 million reflects the non-cash expense associated with unwinding U.S. $147 million of cross-currency interest rate swaps during the third quarter fiscal 2002. (see note 7)

Asset Write-downs

Asset write-downs of $8.4 for the nine-month period relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business and the write-down of the Company's investment in Liberty Digital Inc. to net realizable value. The prior year includes an asset write-down of $1.5 million for our investment in Cooleh!

Income taxes

Income tax expense for the nine-month period was $3.6 million compared to a $6.2 million income tax recovery last year. The nine-months ended May 31, 2002, reflects a benefit on the tax loss realized from the sale of Klutz; however, there was not a corresponding accounting loss in the nine-month period as the investment was written down in a prior period. The prior year included a $42 million future tax recovery which reflected a decrease in tax rates applicable to certain future tax assets and liabilities.

Equity earnings from investees

Equity earnings from investees for the nine-month period was $4.2 million, up from $2.1 million last year. The increase relates to the inclusion of an additional 20% interest in TELETOON acquired as part of the Nelvana acquisition in fiscal 2001, which we began recognizing on the equity basis in August 2001.

Net income

Net income for the nine-month period was $23.8 million compared to net income of $130.1 million last year. Earnings per share for the nine-month period was $0.56 basic ($0.56 diluted) compared with earnings per share of $3.16 basic ($3.14 diluted) last year. The results for the nine-month period include an after-tax gain of $21.6 million from the sale of Viewer's Choice, Klutz, Comedy Network and Astral Media shares, as well as an after-tax hedge transaction loss of $11.7 million from unwinding cross-currency interest rate swaps and an after-tax restructuring charge of $9.8 million. The prior year included amortization of broadcast licenses and goodwill net of taxes of $25.4 million, an after-tax gain of $87 million from the sale of our 50% interest in The Family Channel Inc. and a future income tax recovery of $42 million. Excluding the above items, adjusted EPS would be $0.56/share compared to $0.63/share in the prior year.

Television

The Television division consists of the following: specialty television networks YTV, Treehouse TV, W (formerly WTN), Corus' 80% interest in CMT (Country Music Television) and 50.5% interest in Telelatino; Corus Premium Pay Services of Movie Central and Viewer's Choice; Digital ADventure, a cable advertising service; three conventional television stations; and Max Trax (formerly DMX Commercial), a digital audio service.

Financial Highlights

(Unaudited) (thousands of Canadian dollars)	Three months ended **May 31 2002**	May 31 2001	May 31 2001 Pro forma (2)	Nine months ended **May 31 2002**	May 31 2001	May 31 2001 Pro forma (2)
Revenues	**74,048**	56,752	67,720	**217,795**	172,229	193,691
Income before depreciation, amortization, interest, other and income taxes ("EBITDA") (1)	**23,147**	18,326	22,427	**67,969**	56,834	64,091
EBITDA margin	**31%**	32%	33%	**31%**	33%	33%

(1) EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation.

(2) See table under Supplemental Earnings Measures.

The quarter and nine months ended May 31, 2002 include operating results from the date of acquisition for Telelatino and W, which were both acquired during the first quarter 2002. The pro forma analysis assumes Telelatino and W's operating results for the period November 17, 2000 to May 31, 2001 and November 20, 2000 to May 31, 2001, respectively, were included in the Company's actual results for the third quarter and nine months ended May 31, 2001. As well, the quarter and/or nine months ended May 31, 2001 has been adjusted to exclude the operating results of CHAU-TV which was disposed of on February 28, 2001 and the DMX Commercial business which was disposed of effective March 1, 2002 for accounting purposes.

Revenues for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $74.0 million and $217.8 million, up 30% and 26%, respectively, over the corresponding periods last year as a result of both acquisition and organic growth. On a pro forma basis, revenues were up 9% for the quarter and 12% for the nine-month period. On a pro forma basis, subscriber revenues for the quarter and nine-month period increased 14% and 22%, respectively, over the prior year as the growth in Direct-to-Home (DTH) and digital cable subscribers continued. In particular, the Premium Pay Services experienced revenue growth of 21% for the quarter and 39% for the nine-month period. At May 31, 2002, Movie Central had 652,000 subscribers, a 24% increase over a year ago. The strong growth in subscriber revenues helped to offset the planned shortfall in Digital ADventure due to the elimination of its Real Estate Channel. Advertising revenues for our core specialty television stations were up 9% as the advertising environment begins to show signs of improvement.

Operating, general and administrative expenses for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $50.9 million and $149.8 million, up 32% and 30%, respectively, over the corresponding periods last year. The increases were a result of increased variable costs associated with increased revenues and increased programming costs as we continued to invest in the promotion of the re-launch of Movie Central and Encore and the costs of launching the digital networks. On a pro forma basis, operating, general and administrative expenses were up 12% for the quarter and 16% for the nine-month period.

EBITDA for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $23.1 million and $68.0 million, up 26% and 20%, respectively, over the corresponding periods last year. On a pro forma basis, EBITDA was up 3% for the quarter (16% excluding the digital networks) and 6% for the nine-month period (14% excluding the digital networks). EBITDA margin for the quarter was 31% (36% excluding the digital networks) compared to 33% on a pro-forma basis last year. EBITDA margin for the nine-month period was 31% (34% excluding the digital networks) compared to 33% on a pro-forma basis last year.

Radio

The Radio division is comprised of 52 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely-populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues, audience reach and operating margins. The third quarter and nine months ended May 31, 2002 include the operating results from the date of acquisition for Tri-Co Broadcasting Ltd. ("Tri-Co") which was acquired during the third quarter 2002.

Financial Highlights

(Unaudited) (thousands of Canadian dollars)	Three months ended **May 31 2002**	 May 31 2001	 May 31 2001 Pro forma (2)	Nine months ended **May 31 2002**	 May 31 2001	 May 31 2001 Pro forma (2)
Revenues	**56,841**	54,942	55,400	**155,960**	136,834	153,818
Income before depreciation, amortization, interest, other and income taxes ("EBITDA") (1)	**17,209**	14,681	14,717	**37,569**	34,211	34,270
EBITDA margin	**30%**	27%	27%	**24%**	25%	22%

(1) EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation.

(2) See table under Supplemental Earnings Measures

The results for the nine-month period ended May 31, 2001 do not include the operations of Metromedia CMR Broadcasting Inc. ("Metromedia") from September 1, 2000 to February 28, 2001, the date of acquisition. The pro forma analysis assumes Metromedia's and Tri-Co's operating results for the third quarter and nine months ended May 31, 2001 were included in the Company's actual results for the same period as included for the third quarter and nine months ended May 31, 2002. See also the table under the "Pro forma Information" section.

Revenues for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $56.8 million and $156.0 million, up 3% and 14%, respectively, over the third quarter and nine-month period last year as a result of both acquisition and organic growth. On a pro forma basis, revenues were up 3% for the quarter and up 1% for the nine-month period. The Ontario radio stations contributed to the majority of the growth with third quarter revenues up 15% over the prior year. In particular, strong revenue results were delivered from our Toronto station, *Q107*. As well, *Mojo Radio* continues to gain audience reach as it completes its first year of operation.

Overall, local sales in the major markets were up 2% compared to a market decline of 0.1%. However, excluding the French Montreal market where we continue to build our *All News* format at *Info 690,* local sales in the major markets were up 4%. National sales are also showing signs of a recovery in the third quarter with growth of 3% over the prior year.

Operating, general and administrative expenses for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $39.6 million and $118.4 million, down 2% for the quarter and up 15% over the nine-month period last year. On a pro forma basis, operating, general and administrative expenses were down 3% and 1% for the quarter and for the nine-month period primarily as a result of cost saving initiatives made in the first quarter 2002.

EBITDA for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $17.2 million and $37.6 million, up 17% and 10%, respectively, over the corresponding periods last year. On a pro forma basis, EBITDA was up 17% for the quarter and up 10% for the nine-month period. EBITDA margin for the quarter was 30% (35% excluding reformatted stations) compared to 27% last year. EBITDA margin for the nine-month period was 24% (29% excluding reformatted stations) compared to 25% in the prior year and 22% on a pro-forma basis.

Content

Content includes the operations of Nelvana Limited, which was acquired effective November 14, 2000. Nelvana's operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

(Unaudited) (thousands of Canadian dollars)	Three months ended **May 31 2002**	May 31 2001 (Restated)	May 31 2001 Pro forma [2]	Nine months ended **May 31 2002**	May 31 2001 (Restated)	May 31 2001 Pro forma [2]
Revenues						
- Production & Distribution	**7,801**	9,449	9,449	**60,168**	47,905	74,093
- Merchandising	**2,463**	1,105	1,105	**8,267**	3,501	5,447
- Publishing	**8,593**	15,783	7,969	**45,993**	30,497	46,391
	18,857	26,337	18,523	**114,428**	81,903	125,931
Income before depreciation, amortization, interest, other and income taxes ("EBITDA") [1]						
- Production & Distribution	**(3,104)**	(19)	(19)	**4,472**	6,432	10,359
- Merchandising	**679**	69	69	**2,495**	895	211
- Publishing	**1,237**	(413)	(149)	**4,346**	478	5,814
	(1,188)	(363)	(99)	**11,313**	7,805	16,384
EBITDA margin						
- Production & Distribution	**-**	-	-	**7%**	13%	14%
- Merchandising	**28%**	6%	6%	**30%**	26%	4%
- Publishing	**14%**	-	-	**9%**	2%	13%

(1) EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation.

(2) See table under Supplemental Earnings Measures.

The pro forma analysis below assumes Nelvana's operating results for the period September 1, 2000 to November 14, 2000 were included in the Company's actual results for the nine months ended May 31, 2001. As well, the quarter and nine months ended May 31, 2001 has been adjusted to exclude the operating results of Klutz, which was disposed of on April 8, 2002. See also the table under the "Pro forma Information" section.

Revenues for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $18.9 million and $114.4 million, down 28% and up 40%, respectively, over the corresponding periods last year. On a pro forma basis, revenues were up 2% for the quarter and down 9% for the nine-month period.

The Production and Distribution business experienced a decrease in revenue of 17% for the third quarter, which reflects: (i) a decrease of 99% for current year production; and (ii) a 372% increase in library revenue. During the quarter, we produced 36 episodes compared to 38 episodes last year. The decrease in current revenues reflects the upheaval of the German market, in particular our customer *RTV Family Entertainment AG ("RTV")*, who announced in June that they were facing financial difficulties. In the third quarter, we have adjusted for the cumulative revenue and EBITDA impact of our sales to *RTV*, which resulted in a negative EBITDA impact of approximately $3 million. The increase in library sales for the third quarter was a result of strong sales from acquired properties *Beyblade*, *Cardcaptors* and *Medabots.*

For the nine-month period ending May 31, 2002, Production and Distribution revenues were down 19% over the prior year, on a pro forma basis, primarily as a result of lower planned production, 153 episodes in the current year compared to 180 episodes in the prior year. Projected current revenue per episode for the year ended August 31, 2002 is expected to be $245,000/episode, down from $295,000/episode in the prior year. We expect to deliver approximately 260 episodes by year-end compared to 242 episodes last year.

For the merchandising business, revenues for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $2.5 million and $8.3 million, up 123% for the quarter and 52% for the nine-month period, on a pro forma basis. The majority of the increase in third quarter revenues is attributable to royalties from *Beyblade* and *Little Bear* products. Merchandise sales year-to-date are showing strong results from *Beyblade, Rescue Heroes, Franklin, Medabots* and *Little Bear* products.

For the publishing business, revenues for the third quarter and nine-month period ended May 31, 2002, were down 45% and up 51% respectively, primarily due to the sale of Klutz to Scholastic Inc. effective April 8, 2002. On a proforma basis, third quarter revenues were up 8% over the prior year due to improved operating results of Klutz but revenues were down 3% on a nine-month basis as the improved third quarter results were not enough to offset softness in the first half of the year.

Operating, general and administrative expenses for the third quarter fiscal 2002 and nine-month period ended May 31, 2002 were $20.0 million and $103.1 million, down 25% and up 39%, respectively, over the corresponding periods last year. On a pro forma basis, operating, general and administrative expenses were up 8% for the quarter, primarily as a result of increased marketing and administrative expenses and down 6% for the nine-month period primarily due to lower amortization expense as a result of the decrease in production and distribution revenue.

EBITDA for the third quarter fiscal 2002 was a loss of $1.2 million, compared to a loss of $0.4 million the prior year. For the nine-month period ended May 31, 2002 EBITDA was $11.3 million up 45% over the corresponding periods last year. On a pro forma basis, EBITDA was a loss of $1.2 million for the quarter compared ot a loss of $0.1 million in the prior year, due primarily to the impact of *RTV*. For the nine-month period pro forma EBITDA was down 31%, due to lower production. EBITDA margin for the quarter was negative 6% compared to nil on a pro-forma basis last year. EBITDA margin for the nine-month period was 10% compared to 10% last year and 13% on a pro-forma basis last year.

As of September 1, 2001, the Company has adopted the new accounting standard, Statement of Position 00-2 ("SOP 00-2"). We have restated the prior year's results for the quarter to reflect an increase in the amortization of film investments of approximately $1.0 million.

Liquidity and Capital Resources

Cash flow

Cash flow derived from operations for the quarter was $51.1 million up from $25.8 million last year. The increase is due to cash flow generated from the various acquisitions in fiscal 2001 and 2002. Cash flow per share for the quarter was $1.20 basic ($1.19 diluted) compared with $0.61 basic ($0.60 diluted) last year.

Cash provided by investing activities in the quarter was $8.6 million, compared to cash used by investing activities of $172.8 million the prior year. The increase of $181 million was primarily due to the following:

- Lower cash usage for material investments. The third quarter fiscal 2002 included $13 million for the acquisition of our 50% interest in Locomotion compared to $265 million in third quarter fiscal 2001 for investments in WTN and Astral Media Inc. ("Astral") shares.
- Lower proceeds from disposition of investments/businesses ($112 million in the third quarter fiscal 2002 for Astral shares and Klutz compared to $138 million in the third quarter fiscal 2002 for The Family Channel Inc. and CHAU-TV).
- Increased program and film rights and film investments of $24 million as a result of continued investment in Movie Central and productions at Nelvana.
- Increased deferred charges of $16 million related to financing costs for issuance of our subordinated notes.

Cash used in financing activities during the quarter was $79 million compared with cash provided by financing activities of $172 million last year reflecting our efforts to reduce debt as part of our three-point plan.

Long-term debt

Including EBITDA for all fiscal 2001 and 2002 acquisitions on a 12-month pro forma basis, the ratio of long-term debt to EBITDA at May 31, 2002 is 4.5 to 1. Management considers the current level of long-term debt to be reasonable and through a restructuring initiative implemented during the first quarter and with the various asset dispositions, our debt to EBITDA ratio is estimated to be 3.9 or 4.0 times by the end of the fiscal year.

Impact of New Accounting Pronouncements Adopted in the First Quarter

Business Combinations, goodwill and other intangible assets

Effective September 1, 2001, Corus adopted retroactively the Canadian Institute of Chartered Accountants ("CICA") standards on Business Combinations (CICA Section 1581), and Goodwill and Other Intangible Assets (CICA Section 3062). CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment – only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, has ceased upon adoption of these standards. Goodwill and other intangibles will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired.

Corus evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill as at September 1, 2001 was appropriate under the new recommendations. In the first quarter, Corus tested the amounts allocated to broadcast licenses and concluded that no provisions for impairment were required. In the second quarter, Corus tested the amounts allocated to goodwill and as a result, Corus recorded a non-cash charge for goodwill impairment in the Content Division of approximately $150 million of which a portion related to the recently disposed Klutz business. Such charge is non-operational in nature and is reflected as an adjustment to retained earnings as at September 1, 2001.

Adjusted earnings per share before amortization of broadcast licenses and goodwill for quarter and nine months ended May 31, 2001 was $2.69 basic ($2.68 diluted) and $3.78 basic ($3.75 diluted) respectively.

Accounting by producers or distributors of films

Effective September 1, 2001, Corus adopted the Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films", which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

The adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has been increased by $4,951,000. The balance sheet at August 31, 2001 has been restated to reflect these allocations. Consequently, net income for the quarter and nine months ended May 31, 2001 has decreased by $803,000 and $1,945,000 respectively as a result of increased amortization of film investments and goodwill. The statement of income for the quarter and nine months ended May 31, 2001 have been restated to reflect these adjustments.

Earnings Per Share ("EPS")

Effective September 1, 2001 Corus adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders.

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earning per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these unaudited consolidated financial statements.

Recent Accounting Pronouncements

Foreign Currency Translation

The Canadian Institute of Chartered Accountants has recently approved amendments to CICA Handbook-Accounting, section 1650, "Foreign Currency Translation", which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. These amendments will be effective for fiscal years commencing on or after January 1, 2002. Corus has not yet determined the impact that this amendment will have on the financial statements.

Stock-based Compensation

The CICA has released Section 3870, "Stock-based Compensation", which will be applied prospectively for fiscal years beginning on or after January 1, 2002. The Company will adopt this new standard at the beginning of fiscal 2003. The new standard requires that awards of stock or stock-based compensation provided to non-employees be accounted for at fair value. Employee awards of stock also are to be accounted for at fair value. Stock options and stock appreciation rights that call for settlement in cash or on a net equity basis will result in the recognition of compensation cost. Companies are encouraged, but not required, to account for all other employee stock-based awards using a fair value based method. A company that does not follow the encouraged fair-value based method to account for all employee stock-based compensation must provide pro forma disclosure of net income and earnings per share as if the fair-value based method had been used. The Company has not yet determined the impact on its financial statements of adopting this new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on September 1, 2002 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company has not addressed the impact, if any that this new guideline will have on its financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing Corus since the year ended August 31, 2001.

Audit Committee

In accordance with its mandate and as part of its annual procedures, the Audit Committee conducted a mid-year review of factors affecting both the quality of the Company's financial reporting and independence of the external auditors. This included discussion with Ernst & Young LLP concerning role, scope of service and auditor independence policies; review of the Company's business model and corporate structure; assessment of the quality of financial reporting; and evaluation of the governance structure and effectiveness of the Audit Committee as measured against leading practice.

Based upon that review, the Audit Committee confirmed its view that the Company's governance structure and auditor relationships are appropriate, that all entities are fully consolidated and properly reflected in the financial statements, and that the accounting and disclosure is in accordance with Canadian Generally Accepted Accounting Principles.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday
President and Chief Executive Officer

Heather A. Shaw
Executive Chair

July 25, 2002

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited) (thousands of Canadian dollars)	**May 31, 2002**	August 31, 2001 Restated (note 2)
ASSETS		
Current		
Cash and cash equivalents	**5,197**	-
Accounts receivable	**184,267**	175,009
Prepaid expenses and other	**11,651**	13,995
Inventory	**3,740**	24,731
Program and film rights	**53,173**	48,753
Total current assets	**258,028**	262,488
Tax credits receivable	**28,706**	30,995
Investments and other assets (note 4)	**91,814**	319,754
Capital assets	**98,306**	104,944
Program and film rights	**21,024**	14,329
Film investments	**173,735**	146,583
Deferred charges	**39,153**	36,947
Intangible assets	**10,646**	-
Broadcast licenses (note 5)	**482,594**	421,139
Goodwill (note 5)	**934,039**	932,632
	2,138,045	2,269,811
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank overdraft	**-**	6,536
Accounts payable and accrued liabilities	**151,075**	140,302
Income taxes payable	**3,854**	25,736
Future tax liability	**3,615**	10,687
Securitized borrowing (note 6)	**-**	89,500
Current portion of long-term debt	**3,115**	6,382
Total current liabilities	**161,659**	279,143
Long-term debt (note 7)	**673,925**	614,419
Deferred credits	**93,867**	56,244
Future tax liability	**162,233**	150,942
Minority interest	**4,932**	1,456
Total liabilities	**1,096,616**	1,102,204
SHAREHOLDERS' EQUITY		
Share capital (note 8)	**883,460**	882,516
Retained earnings	**157,991**	284,151
Currency translation adjustment	**(22)**	940
Total shareholders' equity	**1,041,429**	1,167,607
	2,138,045	2,269,811

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited) (thousands of Canadian dollars except per share data)	Three months ended May 31 2002	Three months ended May 31 2001 (restated)	Nine months ended May 31 2002	Nine months ended May 31 2001 (restated)
Revenues	**149,402**	138,031	**487,043**	390,244
Operating, general and administrative expenses	**111,006**	107,834	**373,421**	298,022
Income before depreciation, amortization, interest, other and income taxes	**38,396**	30,197	**113,622**	92,222
Depreciation	**6,785**	4,683	**19,089**	12,884
Amortization	**2,267**	14,390	**5,031**	31,974
Interest on long-term debt	**16,448**	13,702	**41,622**	33,529
Gain on sale of investments	**(4,668)**	(100,581)	**(18,172)**	(101,436)
Dividend income from investees	**-**	(424)	**(300)**	(824)
Other (income) expense	**(1,429)**	165	**(3)**	(7,545)
Restructuring charges (note 8)	**-**	-	**15,888**	-
Hedge transaction loss (note 7)	**17,636**	-	**17,636**	-
Asset write-downs (note 11)	**8,371**	-	**8,371**	1,530
Income (loss) before income taxes	**(7,014)**	98,262	**24,460**	122,110
Income tax expense (recovery)	**(6,614)**	(4,535)	**3,647**	(6,160)
Income (loss) before equity earnings from investees and minority interest	**(400)**	102,797	**20,813**	128,270
Equity earnings from investees	**1,372**	622	**4,165**	2,112
Minority interest	**(509)**	(46)	**(1,138)**	(314)
Net Income	**463**	103,373	**23,840**	130,068
Retained Earnings, beginning of period, as previously reported	**157,528**	182,679	**288,759**	155,984
Adjustment for change in accounting policies (note 2(b))	**-**	-	**(4,608)**	-
Retained Earnings, beginning of period, restated	**157,528**	182,679	**284,151**	155,984
Adjusted for change in accounting policies (note 2 (a))	**-**	-	**(150,000)**	-
Retained Earnings, end of period	**157,991**	286,052	**157,991**	286,052

See accompanying notes

Earnings per share – Class A voting and Class B non-voting				
Basic	**$0.01**	$2.43	$0.56	$3.16
Diluted	**$0.01**	$2.41	$0.56	$3.14

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unudited) (thousands of Canadian dollars except per share data)	Three months ended **May 31** **2002**	 May 31 2001 (restated)	Nine months ended **May 31** **2002**	 May 31 2001 (restated)
OPERATING ACTIVITIES				
Net income	**463**	103,373	**23,840**	130,068
Non-cash items:				
Depreciation	**6,785**	4,683	**19,089**	12,884
Amortization of broadcast licenses and goodwill	**-**	12,777	**-**	29,355
Amortization of program rights and film investments	**32,659**	22,618	**126,892**	78,747
Other amortization	**2,267**	1,613	**5,031**	2,619
Future income taxes	**(9,203)**	(19,027)	**(20,886)**	(50,944)
Gain on sale of investments	**(4,668)**	(100,581)	**(18,172)**	(101,436)
Equity earnings from investees	**(1,372)**	(622)	**(4,165)**	(2,112)
Asset write-downs	**8,371**	-	**8,371**	1,530
Hedge transaction loss	**17,636**	-	**17,636**	-
Minority interest	**509**	46	**1,138**	314
Other	**(2,366)**	937	**(826)**	230
Cash flow derived from operations	**51,081**	25,817	**157,948**	101,255
Net change in non-cash working capital balances related to operations	**21,222**	(30,489)	**(13,280)**	(11,534)
Other	**(1,684)**	5,197	**533**	3,893
Cash provided by operating activities	**70,619**	525	**145,201**	93,614
INVESTING ACTIVITIES				
Additions to capital assets	**(7,194)**	(6,853)	**(18,334)**	(21,299)
Proceeds from business divestitures	**62,067**	588	**62,067**	2,207
Net proceeds from sale of investments	**50,250**	137,957	**134,827**	137,957
Business acquisitions	**(749)**	(3,093)	**(77,684)**	(464,900)
Additions to investments	**(17,171)**	(265,043)	**(41,561)**	(279,826)
Acquisition of intangible assets	**-**	-	**(1,657)**	-
Payments of program rights and film investments	**(25,188)**	(15,369)	**(72,031)**	(40,760)
Additions to film investments	**(31,606)**	(17,913)	**(85,251)**	(61,952)
Additions to deferred charges	**(19,027)**	(3,000)	**(24,437)**	(5,349)
Dividends received	**-**	-	**1,090**	400
Other	**(2,750)**	(120)	**(5,574)**	(143)
Cash provided by (used in) investing activities	**8,632**	(172,846)	**(128,545)**	(733,665)
FINANCING ACTIVITIES				
Increase (decrease) in bank overdrafts	**-**	125	**(6,536)**	11,491
Increase (decrease) in revolving loans	**(339,551)**	173,724	**(209,551)**	362,882
Increase in subordinated notes	**604,000**	-	**604,000**	-
Repayment of reducing term loans	**(298,952)**	(1,633)	**(310,816)**	(107,451)
Repayment of securitized loan	**(44,750)**	-	**(89,500)**	-
Issuance of shares (note 4)	**502**	105	**944**	781
Cash provided by (used in) financing activities	**(78,751)**	172,321	**(11,459)**	267,703
Net increase (decrease) in cash and cash equivalents during the period	**500**	-	**5,197**	(372,348)
Cash and cash equivalents, beginning of the period	**4,697**	-	**-**	372,348
Cash and cash equivalents, end of the period	**5,197**	-	**5,197**	-
Cash flow derived from operations per share				
Basic	**$1.20**	$0.61	**$3.71**	$2.46
Diluted	**$1.19**	$0.60	**$3.69**	$2.44

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2002

Corus Entertainment Inc. ("Corus" or the "Company") is a diversified Canadian communications and media broadcasting company. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto and New York Stock Exchanges.

1. SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2001.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as disclosed in note 2.

2. ACCOUNTING CHANGES

(THOUSANDS OF CANADIAN DOLLARS)	Three months ended May 31, 2001	Nine months ended May 31, 2001
Operating, general and administrative expenses		
As previously reported	$106,955	$295,876
Adjustment (b)	879	2,146
As restated	$107,834	$298,022
Amortization		
As previously reported	$14,328	$31,840
Adjustment (b)	62	134
As restated	$14,390	$31,974
Income tax recovery		
As previously reported	$(4,397)	$(5,825)
Adjustment (b)	(138)	(335)
As restated	$(4,535)	$(6,160)
Net income		
As previously reported	$104,176	$132,013
As restated	$103,373	$130,068
Basic earnings per share		
As previously reported	$2.45	$3.21
As restated	$2.43	$3.16
Diluted earnings per share		
As previously reported	$2.36	$3.10
As restated	$2.41	$3.14

(a) Business Combinations, Goodwill and Other intangible assets

Effective September 1, 2001, the Company adopted retroactively the Canadian Institute of Chartered Accountants ("CICA") standards on Business Combinations (CICA Section 1581), and Goodwill and Other Intangible Assets (CICA Section 3062). CICA Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. CICA Section 3062 changes the accounting for goodwill from an amortization method to an impairment – only approach; thus, amortization of goodwill, including goodwill recorded in past business combinations, has ceased upon adoption of these standards. Goodwill and other intangibles will be tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Corus evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill as at September 1, 2001 was appropriate under the new recommendations. In the first quarter, Corus tested the amounts allocated to broadcast licenses and concluded that no provisions for impairment were required. In the second quarter, Corus tested the amounts allocated to goodwill and as a result, Corus recorded a non-cash charge for goodwill impairment in the Content Division of approximately $150 million of which a portion related to the recently disposed Klutz business. Such charge is non-operational in nature and is reflected as an adjustment to retained earnings as at September 1, 2001. See also note 5.

Adjusted earnings per share before amortization of broadcast licenses and goodwill for the quarter and nine months ended May 31, 2001 was $2.69 basic ($2.68 diluted) and $3.78 basic ($3.75 diluted) respectively.

(b) Accounting by producers or distributors of films

Effective September 1, 2001, the Company adopted the Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films", which provides guidance on U.S. GAAP to all producers or distributors that own or hold rights to distribute or exploit films.

The impact of the adoption of SOP 00-2 includes the following:

[i] For episodic television series, the adoption of SOP 00-2 requires that ultimate revenue include estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. The impact of this Statement of Position is to amortize the cost of film investments over a shorter number of years than was previously realized.

[ii] Projects in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. Prior to the SOP 00-2 adoption, development costs were charged to operations when in the opinion of management, such projects would not progress towards production which might give rise to deferral of these costs in excess of three years.

The adoption of SOP 00-2 resulted in a retroactive adjustment to the allocation of the purchase price of the Nelvana Limited assets, which were acquired November 14, 2000, of $8,252,000, representing a reduction of the film investments acquired. Consequently, future tax liability has been decreased by $3,301,000 and goodwill has increased by $4,951,000. The balance sheet at August 31, 2001 has been restated to reflect these allocations. Consequently, net income for the quarter and nine months ended May 31, 2001 has decreased by $803,000 and $1,945,000 as a result of increased amortization of film investments and goodwill. The statement of income for the quarter and nine months ended May 31, 2001 has been restated to reflect these adjustments.

(c) Earnings Per Share ("EPS")

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earning per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these unaudited consolidated financial statements.

3. BUSINESS COMBINATIONS

In fiscal 2002, the Company completed a number of acquisitions which are summarized below:

(THOUSANDS OF CANADIAN DOLLARS)	Telelatino (a)	WTN (b)	Other	Total
Effective date acquired	Nov. 2001	Nov. 2001		
Percentage acquired	50.5%	100%	100%	
Cash, including transaction costs, net of cash acquired				
- Fiscal 2002	7,438	54,451	15,451	77,340
- Prior years	738	150,079	-	150,817
	8,176	204,530	15,451	228,157
Non-cash consideration	-	-	8,000	8,000
Integration and transaction costs, net of taxes	522	1,005	100	1,627
Total consideration after integration and transaction costs	**8,698**	**205,535**	**23,551**	**237,784**
Assigned value of assets and liabilities Acquired				
Capital assets	1,301	3,834	129	5,264
Program and film rights	412	7,370	-	7,782
Broadcast licenses	7,424	68,238	2,196	77,858
Goodwill	7,253	166,477	21,834	195,564
Non-cash working capital	(439)	1,235	303	1,099
Long-term debt	(146)	-	-	(146)
Deferred credits	(1,106)	(20,500)	(242)	(21,848)
Minority interest	(2,339)	-	-	(2,339)
Future tax liability	(2,277)	(21,119)	(669)	(24,065)
	10,083	205,535	23,551	239,169
Equity earnings of investee recorded in prior years	(1,385)	-	-	(1,385)
	8,698	**205,535**	**23,551**	**237,784**

This allocation is preliminary and the amounts assigned to broadcast licenses and goodwill, future tax liability and integration and transaction costs acquired may be adjusted subsequently.

(a) Telelatino Network Inc. ("Telelatino")

Effective November 16, 2001, Corus acquired shares that increased its total interest in Telelatino to 50.5% from 20% for cash consideration of $11,056,250. Telelatino operates TLN Television, a specialty ethnic channel that provides programming in Italian, Spanish and English. The results of operations are included in the Company's consolidated financial statements from the date of acquisition.

(b) Women's Television Network ("WTN")

Effective November 19, 2001, Corus acquired all of the outstanding shares of Lifestyle Television (1994) Limited, which operates WTN, a special television network (relaunched April 15, 2002 as "W") focused on women's programming, from Moffat Communications Ltd. ("Moffat") for cash consideration of $205,000,000. During fiscal 2001, $150,000,000 was advanced to Moffat against the purchase price. The balance was paid upon completion of the transaction. The results of operations are included in the Company's consolidated financial statements from the date of acquisition.

(c) Tri-Co Broadcasting Limited

Effective January 4, 2002, Corus acquired all of the outstanding shares of Tri-Co Broadcasting Limited, a company that owns and operates three radio stations in Cornwall, Ontario for cash consideration of $4,250,000. The results of operations are included in the Company's consolidated financial statements from the date of acquisition.

(d) DMX Music Services

For accounting purposes, Corus recorded, effective March 1, 2002, the exchange of ownership interests in digital music subscription services to residential and commercial customers in Canada with DMX Music Inc. The transaction resulted in Corus acquiring ownership of the existing Canadian residential subscription business and DMX Music, Inc. gaining ownership of the Canadian commercial business.

4. INVESTMENTS AND DIVESTITURES

(a) The Comedy Network

On October 11, 2001, Corus acquired an additional 14.95% interest in The Comedy Network, increasing its total ownership interest to 29.9%. The specialty channel provides programming such as Canadian and foreign comedy series, comedy sketches, variety and human interest programs. On December 18, 2001, Corus disposed of its 29.9% interest to CTV Inc. for cash consideration of $36,000,000, resulting in a pre-tax gain of $17,967,000. This investment was accounted for using the cost method throughout the period.

(b) Astral Shares

On October 31, 2001, Corus, through a wholly-owned subsidiary, disposed of 1,000,000 Class A Non-Voting shares of Astral Media Inc. for $43,000,000, resulting in a pre-tax loss of approximately $4,700,000. These shares were pledged against a securitized borrowing that matured as described in note 6.

On April 2, 2002, the remaining 1,000,000 Class A Non-Voting shares pledged against the securitized borrowing were disposed of for $50,500,000, resulting in a pre-tax gain of approximately $2,200,000. The securitized borrowing was repaid in full upon sale of the shares. See also note 6.

(c) Klutz

On April 8, 2002, Corus sold Klutz, its U.S. publishing business to Scholastic Inc. for approximately $68,000,000 (U.S. $43 million) in cash plus a three-year earn-out based on revenue resulting in a pre-tax gain of approximately $900,000. Additional consideration once determinable will be recorded as a gain on sale once earned.

(d) Locomotion

On May 17, 2002, Corus acquired a 50% interest in The Locomotion Channel, an action-oriented animation pay television service for a maximum consideration of approximately $16,250,000 (US $10,500,000) less a holdback in the event of certain economic changes that may impact revenue projections. Cash consideration of approximately $13,000,000 (U.S. $8,400,000) was paid during the third quarter. The investment was accounted for using the equity method from the date of acquisition.

(e) Corus VC Ltd.

Effective May 31, 2002, Corus sold all of its outstanding shares in Corus VC Ltd., which operates the Viewer's Choice Pay-Per-View Service, to Shaw Communications Inc. for consideration of $33,000,000. A note receivable was recorded at May 31, 2002 and cash was received subsequent to the quarter. The transaction resulted in a pre-tax gain of approximately $3,000,000.

5. BROADCAST LICENSES & GOODWILL

The changes in the carrying amount of goodwill for the nine months ended May 31, 2002 are as follows:

(thousands of Canadian dollars)	Aug. 31 2001	Additions	Disposals	Impairment Losses	May 31 2002
Broadcast licenses	421,139	77,858	(16,403)	-	482,594
Goodwill					
Television	137,437	192,603	(8,722)	-	321,318
Radio	412,931	2,312	-	-	415,243
Content - Production & Distribution	241,093	-	-	(66,000)	175,093
- Merchandising	53,401	-	-	(37,440)	15,961
- Publishing	87,770	649	(35,435)	(46,560)	6,424
	932,632	195,564	(44,157)	(150,000)	934,039
	1,353,771	273,422	(60,560)	(150,000)	1,416,633

In February 2002, total goodwill impairment loss of $150,000,000 was recognized upon adoption of CICA Section 3062 and reflected as an adjustment to retained earnings as at September 1, 2001.

6. SECURITIZED BORROWING

Securitized borrowing of $89,500,000, which was collateralized by 2,000,000 Astral shares was repaid on October 31, 2001 in cash. During the first quarter fiscal 2002, the Company entered into a new borrowing arrangement with a financial institution for $44,750,000 which is collateralized by 1,000,000 Astral shares. The borrowing was repaid in full on April 30, 2002. See also note 4(b).

7. LONG-TERM DEBT

On March 7, 2002, Corus issued US $375,000,000 aggregate principal amount of 8 ¾ % Senior Subordinated Notes ("Notes") due 2012 at a price of 99.186% of their aggregate principal amount.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on these Notes. The agreements have resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. Debt. The exchange rate applicable to the principal portion of the debt has been fixed at Cdn. $1.6107 or Cdn. $604,000,000.

The net proceeds from this offering were used to repay existing indebtedness including the permanent repayment in full of the Company's reducing term loans of Cdn. $294,000,000 due August 31, 2007. Consequently, the Company unwound U.S. $147,000,000 million of cross-currency interest rate swaps relating to the reducing term loan that had fixed the interest rate at 11.4% and liability for interest and principal payments at Cdn. $212,000,000, resulting in a non-cash hedge transaction loss of approximately $17,636,000.

8. SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of Class A participating shares ("Class A voting Shares"), Class B non-voting participating shares ("Class B Non-Voting Shares"), Class A preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and Outstanding:

May 31 2002	Aug. 31 2001		**May 31 2002**	Aug. 31 2001
(NUMBER OF SHARES)			(THOUSANDS OF CANADIAN DOLLARS)	
1,841,277	1,842,677	Class A Voting Shares	**28,518**	28,539
40,800,023	40,761,198	Class B Non-Voting Shares	**854,942**	853,977
42,641,300	42,603,875		**883,460**	882,516

As of May 31, 2002, the Company has outstanding stock options for 2,738,000 Class B Non-Voting shares, of which 579,000 are vested.

9. RESTRUCTURING CHARGES

Restructuring charges were as follows:

(thousands of Canadian dollars)	Total	Cumulative cash Payments	Non-cash Charges	Provision Balance as at May 31, 2002
Workforce reduction	10,015	6,473	-	3,542
Contract settlement and lease costs	5,166	914	-	4,252
Other	707	237	209	261
	$15,888	$7,624	$209	$8,055

In light of the current economic climate, Corus has taken proactive steps to reduce debt and improve operating margins by streamlining operations and exiting activities not aligned with its core assets.

During first quarter 2002, Corus recorded restructuring charges of $15.9 million, which included the following:

(i) Workforce reduction charges of $10.0 million relating to the cost of severance and benefits associated with approximately 320 job positions. Of the 320 positions, approximately 110, 150 and 60 were from the Radio, Television and Content divisions respectively and included management, sales, marketing, operations, programming and administrative staff. As at May 31, 2002, the workforce reduction provision balance has been drawn down by cash payments of $6.5 million resulting in an ending provision balance of $3.5 million. The remaining provision is expected to be substantially drawn down by the end of fiscal 2002.

(ii) Contract settlement costs of $5.2 million relating to provisions for negotiated settlements to cancel programming contracts at the Radio division and future contractual obligations under operating leases for facilities that will no longer be required. As at May 31, 2002, the provision for contract settlement and lease costs has been drawn down by cash payments of $0.9 million, resulting in an ending provision of $4.2 million.

(iii) Other costs of $0.7 million of which $0.2 million related to the writedown of various assets that are no longer required for ongoing operations and was charged against capital assets. As at May 31, 2002, the provision for other costs has been drawn down by cash payments of $0.2 million. The provision as at May 31, 2002 was $0.3 million.

10. BUSINESS SEGMENT INFORMATION

The Company's business activities are conducted through three reportable operating segments: Radio, Television and Content. The Radio segment is comprised of 52 radio stations [2001 – 49 radio stations], situated primarily in high growth urban centers in Canada. Revenues are derived from advertising aired over these stations. The Television segment includes interests in several specialty television networks, pay television and pay-per-view services, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising. The Content segment includes the production and distribution of film and television programs, merchandise licensing and publishing businesses which were acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments' performance based on revenues and income before depreciation, amortization, interest, other and income taxes ["EBITDA"].

(a) Operating revenues and margin

(thousands of Canadian dollars)	Three months ended May 31 2002	Three months ended May 31 2001 (Restated)	Nine months ended May 31 2002	Nine months ended May 31 2001 (Restated)
Revenues				
Television	**74,048**	56,752	**217,795**	172,229
Radio	**56,841**	54,942	**155,960**	136,834
Content – Production & Distribution	**7,801**	9,449	**60,168**	47,905
– Merchandising	**2,463**	1,105	**8,267**	3,501
– Publishing	**8,593**	15,783	**45,993**	30,497
Eliminations	**(344)**	-	**(1,140)**	(722)
	149,402	138,031	**487,043**	390,244
Income before depreciation, amortization, interest, other and income taxes ("EBITDA") (1)				
Television	**23,147**	18,326	**67,969**	56,834
Radio	**17,209**	14,681	**37,569**	34,211
Content – Production & Distribution	**(3,104)**	(19)	**4,472**	6,432
– Merchandising	**679**	69	**2,495**	895
– Publishing	**1,237**	(413)	**4,346**	478
Corporate	**(898)**	(2,474)	**(3,215)**	(6,142)
Eliminations	**126**	27	**(14)**	(486)
	38,396	30,197	**113,622**	92,222

(1) EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-down, hedge transaction loss, restructuring charges, dividend income, other (income) expenses, (gain) loss on sale of investments, interest expense, amortization and depreciation.

(b) Segment assets

(thousands of Canadian dollars)	May 31 2002	August 31 2001 (Restated – note 2)
Segment assets		
Television	**514,347**	470,644
Radio	**330,839**	344,170
Content – Production & Distribution	**325,218**	292,566
– Merchandising	**12,513**	1,151
– Publishing	**11,977**	44,583
Corporate	**943,704**	1,117,236
Eliminations	**(553)**	(539)
	2,138,045	2,269,811

11. ASSET WRITE-DOWNS

As part of the Company's three-point plan announced in October 2001, Corus focused on exiting activities not aligned with its core assets. During the third quarter, Corus discontinued its music and television business operating as Balmur Corus Music Inc. As a result, the carrying value of certain assets were written down by approximately $4,000,000.

As well during the quarter, the carrying values of the Company's investment in Liberty Digital Inc. and in one of its digital channels were written down by approximately $4,400,000.

12. COMPARATIVE FIGURES

Comparative figures have been restated to conform to the presentation adopted in the current year.

Corus™
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